SECURITI 02007719 MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-43759~~ 50409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

MAR 11 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
B & W Southern Resources, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4131 North Central Expressway, Suite 910
(No. and Street)

Dallas (City) TX (State) 75204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Langston 214/522-9200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Judd, Thomas, Smith & Company, P.C.
(Name — *if individual, state last, first, middle name*)

12222 Merit Drive, Suite 1900 (Address) Dallas (City) TX (State) 75251 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jay Langston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B & W Southern Resources, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


Emily Biltoft
My Commission Expires
June 23, 2004
NOTARY PUBLIC
STATE OF TEXAS

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on the internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB APPROVAL	
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [X] 26

NAME OF BROKER-DEALER
B & W Southern Resources, Inc. [13]

SEC FILE NO.
8-43759 [14]

FIRM I.D. NO.
043759 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
4131 North Central Expressway, Suite 910 [20]
(No. and Street)

Dallas [21] TX [22] 75204 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
1-1-01 [24]

AND ENDING (MM/DD/YY)
12-31-01 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Langston [30]

(Area Code)—Telephone No.
214/522-9200 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 19____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Judd, Thomas, Smith & Company, P.C. [70]

ADDRESS

12222 Merit Drive, Suite 1900 [71]	Dallas [72]	TX [73]	75251 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]

FINANCIAL STATEMENTS

Judd,
Thomas,
Smith &
Company, P.C.



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
B & W Southern Resources, Inc.
A Development Stage Company
Dallas, Texas

We have audited the accompanying balance sheet of B & W Southern Resources, Inc. (a development stage company) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B & W Southern Resources, Inc. (a development stage company) as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the statement of financial condition, computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, computation for determination of reserve requirements for broker-dealers under Rule 15c3-3, information relating to possession or control requirements under Rule 15c3-3, ownership equity and subordinated liabilities maturing or proposed to be withdrawn within the next six months, statement of changes in liabilities subordinated to claims of general creditors, and reconciliation of the computation of net capital under Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Judd, Thomas, Smith + Company, P.C.

JUDD, THOMAS, SMITH & COMPANY, P.C.

February 27, 2002

Four Forest Plaza • 12222 Merit Drive, Suite 1900 • Dallas, Texas 75251-3210
972-661-5872 • FAX 972-661-3651 • 1-800-304-4887 • http://www.jtsco.com

B & W SOUTHERN RESOURCES, INC.
A DEVELOPMENT STAGE COMPANY

Balance Sheet
As of December 31, 2001

Assets

Current assets		
Cash and cash equivalents	$	8,415
Total assets	$	8,415

Liabilities and Stockholder's Equity

Current liabilities		
Account payable	$	-
Total liabilities		-
Stockholder's equity		
Common stock, $1.00 par value, 1,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid in capital		7,200
Retained earnings during the development stage		215
Total stockholder's equity		8,415
Total liabilities and stockholder's equity	$	8,415

The accompanying notes are an integral part of these financial statements.

B & W SOUTHERN RESOURCES, INC.
A DEVELOPMENT STAGE COMPANY

Statement of Income
For the year ended December 31, 2001
And From Inception

	2001	Since Inception
Income		
Interest	$ 37	$ 267
Miscellaneous	121	121
Expenses	(153)	(173)
Net income	$ 5	$ 215

The accompanying notes are an integral part of these financial statements.

B & W SOUTHERN RESOURCES, INC.
A DEVELOPMENT STAGE COMPANY

Statement of Changes in Stockholder's Equity
For the year ended December 31, 2001
And From Inception

	Common Stock Shares	Additional Paid In Capital	Retained Earnings During The Development Stage	Total
Balance January 1, 1997	$ -	$ -	$ -	$ -
Common stock issued	1,000	7,200	-	8,200
Balance December 31, 1997	1,000	7,200	-	8,200
Net Income	-	-	67	67
Balance December 31, 1998	1,000	7,200	67	8,267
Net Income	-	-	52	52
Balance December 31, 1999	1,000	7,200	119	8,319
Net Income	-	-	91	91
Balance December 31, 2000	1,000	7,200	210	8,410
Net Income	-	-	5	5
Balance December 31, 2001	$ 1,000	$ 7,200	$ 215	$ 8,415

The accompanying notes are an integral part of these financial statements.

B & W SOUTHERN RESOURCES, INC.
A DEVELOPMENT STAGE COMPANY

Statement of Cash Flows
For the year ended December 31, 2001
And From Inception

	2001	Since Inception
Cash flows from operating activities:		
Net income	$ 5	$ 215
Adjustments to reconcile net loss to net cash used in operating activities	-	-
Net cash provided by operating activities	5	215
Cash flows from investing activities:	-	-
Cash flows from financing activities:		
Contributed capital	-	8,200
Net cash provided by financing activities	-	8,200
Net increase in cash and cash equivalents	5	8,415
Cash and cash equivalents at beginning of period	8,410	-
Cash and cash equivalents at end of year	$ 8,415	$ 8,415
Supplemental cash flow information:		
Cash paid during the year for		
Income taxes	$ 16	$ 36
Interest	$ -	$ -

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

B & W SOUTHERN RESOURCES, INC.
A DEVELOPMENT STAGE COMPANY

Notes to Financial Statements

1. Organization and Summary of Significant Accounting Policies

B & W Southern Resources, Inc. (the Company), a Texas corporation, was organized July 18, 1997 and is a broker-dealer registered with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(K)(2)(i). The Company acts as exclusive selling agent for B & W Southern Petroleum, Inc. and is authorized to sell direct participation programs. The Company has not started selling as of December 31, 2001.

2. Net Capital Requirements

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2001, the Company had net capital of $8,415 and net capital requirements of $5,000.

3. Income Taxes

The Company uses SFAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. The differences between the financial statement and tax bases of assets and liabilities are determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax assets and liabilities.

4. Related Party Transactions

The Company's stockholder is also a stockholder of B & W Southern Petroleum, Inc..

The Company is provided office space, office facilities and supplies, and administrative services from B & W Southern Petroleum, Inc.

Effective April 30, 1999 the Company has an agreement with B & W Southern Petroleum, Inc. whereby the petroleum company agrees to pay all of the expenses of the Company and receive no reimbursement. During 2001 and 2000, B & W Southern Petroleum, Inc. paid $2,700 and $3,212, respectively of the companies direct expenses.

5. Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(K)(2)(i). The Company does not have any possession or control of customer funds or securities.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED

DECEMBER 31, 2001

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER B & W Southern Resources, Inc. **N 2** [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/01 [99]
SEC FILE NO. 8-43759 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 8,415	200			$ 8,415	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER B & W Southern Resources, Inc. as of 12/31/01

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable		Nonallowable		Total	
E. Stocks and warrants		$	410				
F. Options			420				
G. Arbitrage			422				
H. Other securities			424				
I. Sport commodities			430			$	850
8. Securities owned not readily marketable:							
A. At Cost $	130		440	$	610		860
9. Other investments not readily marketable:							
A. At Cost $	140						
B. At estimated fair value			450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:							
A. Exempted securities $	150						
B. Other $	160		460		630		880
11. Secured demand notes-market value of collateral:							
A. Exempted securities $	170						
B. Other $	180		470		640		890
12. Memberships in exchanges:							
A. Owned, at market value $	190						
B. Owned at cost					650		
C. Contributed for use of company, at market value					660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements:							
At cost (net of accumulated depreciation and amortization)			490		680		920
15. Other Assets:							
A. Dividends and interest receivable			500		690		
B. Free shipments			510		700		
C. Loans and advances			520		710		
D. Miscellaneous			530		720		930
16. TOTAL ASSETS		$ 8,415	540	$ -0-	740	$ 8,415	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER B & W Southern Resources, Inc. as of 12/31/01

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agreement		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts–including free credits of ... 15 $ [950]	[1120]		22 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value–including arbitrage of .....$ [960]		[1360]	[1620]
23. Accounts payable and accured liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		[1640]
C. Income taxes payable	[1180]		23 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Accrued expenses and other liabilities	[1190]		[1670]
F. Other	18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER B & W Southern Resources as of 12/31/01

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities		A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:				
A. Unsecured		$ [1210]		$ [1690]
B. Secured		[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1(d)) of....	$ [980]			
B. Securities borrowings, at market value			[1410]	[1720]
from outsiders	$ [990]			
C. Pursuant to secured demand note collateral agreements:			[1420]	[1730]
1. from outsiders	$ [1000]			
2. Includes equity subordination (15c3-1(d)) of....	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
26. TOTAL LIABILITIES		$ -0- [1230]	$ -0- [1450]	$ -0- [1760]

Ownership Equity

			Total
27. Sole proprietorship			$ [1770]
28. Partnership-limited partners	$ [1020]		[1780]
29. Corporation:			
A. Preferred stock			[1791]
B. Common stock			1,000 [1792]
C. Additional paid-in capital			7,200 [1793]
D. Retained earnings			215 [1794]
E. Total			8,415 [1795]
F. Less capital stock in treasury			( ) [1796]
30. TOTAL OWNERSHIP EQUITY			$ 8,415 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 8,415 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER B & W Southern Resources, Inc. as of 12/31/01

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition - Item 1800)			$ 8,415	3480
2. Deduct: Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			8,415	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
1. Additional charges for customers' and non-customers' security accounts	$	3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver:		3570		
1. Number of items [3450]				
C. Aged short security differences-less reserve of $ [3470]		3580		
number of items [3470]				
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges		3600		
F. Other deductions and/or charges		3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 8,415	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants		3720		
6. Options		3730		
7. Arbitrage		3732		
8. Other securities		3734		
D. Undue Concentration		3650		
E. Other (list)		3736	( )	3740
10. Net Capital			$ 8,415	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER B & W Southern Resources, Inc. as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description	Amount	Code
11.	Minimum net capital required (6⅔% of line 19)	$ -0-	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 3,415	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 8,415	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description	Amount	Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			$	3838
19.	Total aggregate indebtedness			$ -0-	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	3850
21	Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11)			%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%	3851
27.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (Line 10 less item 4880 page 11 ÷ by line 17 page 8)	%	3854
28.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000	$	3920

OTHER RATIOS

Part C

Line	Description	Amount	Code
29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	3860
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER B & W Southern Resources, Inc. as of 12/31/01

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c-3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

Item		Code		Code
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (See Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4, Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 dalendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$	4430

DEBIT BALANCES

Item		Code		Code
12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List)		4469		
17. **Aggregate debit items			$	4470
18. **Less 3% (for alternative method only—see Rule 15c3-1(f)(5)(i))			( )	4471
19. **TOTAL 15c3-3 DEBITS			$	4472

RESERVE COMPUTATION

Item		Code
20. Excess of total debits over total credits (line 19 less line 11)	$	4480
21. Excess of total credits over total debits (line 11 less line 19)		4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period		4510
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities		4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$	4530
26. Date of deposit (MMDDYY)		4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily ______ [4332] Weekly ______ [4333] Monthly ______ [4334]

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER B & W Southern Resources, Inc. as of 12/31/01

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c-3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		$	4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k)(3) — Exempted by order of the Commission			4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3. Notes A and B .... $ [4586]
   A. Number of items .... [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ [4588]
   A. Number of items .... [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ____ [4584] No ____ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

NOTE: B & W Southern Resources, Inc. deals exclusively in direct participation programs and does not hold funds or securities for or owe money or securities to customers and is, therefore, exempt from the determination of reserve requirement provisions of Sec. Rule 15c3-3.

B & W SOUTHERN RESOURCES, INC.
STATEMENT OF INFORMATION RELATING TO THE POSSESSION OR CONTROL OF SECURITIES
DECEMBER 31, 2001

B & W SOUTHERN RESOURCES, INC. deals exclusively in direct participation programs, and does not hold funds or securities for, or owe money or securities to, customers and is therefore exempt from the determination on reserve requirement provisions of SEC Rule 15c3-3.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER B & W Southern Resources, Inc. as of 12/31/01

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	$ 4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

Total $ -0- 4699*

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER B & W Southern Resources, Inc. as of 12/31/01

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capita.

Item	Amount	Code	Total	Code
1. **Equity Capital**				
A. Partnership Capital:				
1. General Partners	$	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other)		4760		
4. Other (describe below)		4770		
2. **Subordinated Liabilities**				
A. Secured Demand Notes		4780		
B. Cash Subordinates		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. **Other Anticipated Withdrawals**				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860		
C. Other (describe below)		4870		
Total			$	4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item		Code	Amount	Code
1. Balance, beginning of period			$ 8,410	4240
A. Net income (loss)			5	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From Item 1800)			$ 8,415	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From Item 3520)	$	4330

OMIT PENNIES

B & W SOUTHERN RESOURCES, INC.

A Reconciliation of the Computation of Net Capital

Under Rule 15c3-1 and the Computation for Determination

of the Reserve Requirements Under Exhibit A of Rule 15c3-3

As of December 31, 2001

There were no differences.

Judd,
Thomas,
Smith &
Company, P.C.



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
B & W Southern Resources, Inc.
A Development Stage Corporation
Dallas, Texas

In planning and performing our audit of the financial statements of B & W Southern Resources, Inc. (a development stage company) (the Company) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by B & W Southern Resources, Inc. (a development stage company) that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not make a study of the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 because the Company did not own any securities during the year.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Four Forest Plaza • 12222 Merit Drive, Suite 1900 • Dallas, Texas 75251-3210
972-661-5872 • FAX 972-661-3651 • 1-800-304-4887 • http://www.jtsco.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we considered material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives on all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Judd, Thomas, Smith + Company, P.C.

JUDD, THOMAS, SMITH & COMPANY, P.C.

February 27, 2002


RECEIVED
MAR 1 1 2002

B & W SOUTHERN RESOURCES, INC.
A DEVELOPMENT STAGE COMPANY
ANNUAL AUDITED REPORT
FORM X-17A-5

DECEMBER 31, 2001

B & W SOUTHERN RESOURCES, INC.
A DEVELOPMENT STAGE COMPANY

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